Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269077

Prospectus Supplement

to prospectus dated May 12, 2023

9,978,100,000 Shares of Common Stock Offered by Selling Stockholders

This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus dated May 12, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-269077). The Prospectus and this prospectus supplement relate to the resale or other disposition from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 9,978,100,000 shares of common stock of Rennova Health, Inc. issuable upon the exercise of Series B Warrants which we sold to the Selling Stockholders in private placements on March 21, 2017.

You should read this prospectus supplement together with the Prospectus as the information contained herein updates, amends and supplements the information included or incorporated by reference in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus. This prospectus supplement is part of the Prospectus and must accompany the Prospectus to satisfy the prospectus-delivery requirements of the Securities Act of 1933, as amended.

Our common stock is traded on the OTC Pink under the symbol “RNVA.” The last reported sales price of our common stock on January 10, 2024, was $0.0001 per share. There were 40,551,322,257 shares of our common stock outstanding as of January 8, 2024.

The Selling Stockholders may sell the shares of common stock being offered by the Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in the Prospectus under “Plan of Distribution.” The Prospectus provides that the Selling Stockholders may sell the common stock at a fixed price of $0.00014 per share until our common stock is quoted on the OTCQB or OTCQX marketplace or listed on a national securities exchange. Thereafter, the prices at which the Selling Stockholders may sell the share will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any securities under the Prospectus and we will not receive any proceeds from the sale of the shares by the Selling Stockholders. However, we may receive proceeds from the cash exercise of the Series B Warrants which, if exercised in full in cash, would result in gross proceeds of $898,029. See the section entitled “Use of Proceeds” on page 18 of the Prospectus.

Effective January 10, 2024, the fixed price at which the Selling Stockholders may sell the common stock (until our common stock is quoted on the OTCQB or OTCQX marketplace or listed on a national securities exchange) is $0.0001 per share.

Investing in our securities involves a high degree of risk. See “Rick Factors” beginning on page 3 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is January 10, 2024